                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           Allis-Chalmers Corporation
                                (NAME OF ISSUER)

                     Common Stock, par value $0.15 per share
                         (TITLE OF CLASS OF SECURITIES)

                                    019645407
                                 (CUSIP NUMBER)

                             Brad L. Whitlock, Esq.
                              Jackson Walker L.L.P.
                                 901 Main Street
                                   Suite 6000
                               Dallas, Texas 75202
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                February 19, 2003
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240. 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Energy Spectrum Partners, LP
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     OO
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           14,872,363
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    14,872,363
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     14,872,363
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     53.22%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     PN
--------------------------------------------------------------------------------

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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Energy Spectrum Capital LP
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     N/A
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           14,872,363
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    14,872,363
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     14,872,363
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     53.22%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     PN
--------------------------------------------------------------------------------

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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Energy Spectrum LLC
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     N/A
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Texas
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           14,872,363
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    14,872,363
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     14,872,363
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     53.22%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Sidney L. Tassin
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     N/A
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Texas
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           14,872,363
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    14,872,363
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     14,872,363
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     53.22%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     James W. Spann
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     N/A
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Texas
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           14,872,363
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    14,872,363
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     14,872,363
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     53.22%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     James P. Benson
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     N/A
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Texas
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           14,872,363
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    14,872,363
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     14,872,363
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     53.22%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Leland B. White
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     N/A
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Texas
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           14,872,363
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    14,872,363
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     14,872,363
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     53.22%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Thomas O. Whitener, Jr.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     N/A
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Texas
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           14,872,363
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    14,872,363
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     14,872,363
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     53.22%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

SCHEDULE 13D - AMENDMENT NO. 1

         The undersigned hereby amend the Schedule 13D filing made on February 20, 2002 (the "Schedule 13D") pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, as set forth below (terms defined in the Schedule 13D are used with the same meaning except as otherwise defined herein):

ITEM 1.  SECURITY AND ISSUER SECURITIES ACQUIRED.

         Item 1 is hereby amended and restated to read in its entirety as follows:

         Security: Common Stock of Allis-Chalmers Corporation ("Common Stock").

         Issuer: Allis-Chalmers Corporation ("Issuer"), 7660 Woodway, Suite 200, Houston, Texas 77063.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended and restated to read in its entirety as follows:

         ES Partners acquired all of its Common Stock in exchange for all of the capital stock of Strata Directional Technology, Inc. ("Strata"), a Texas corporation, owned by ES Partners. The repricing of the Preferred Stock (as defined below) and the issuance of a warrant to purchase 875,000 shares of Common Stock were contemplated by the terms of the initial transaction. See Item 4 below.

ITEM 3.  PURPOSE OF TRANSACTION.

         Item 4 is hereby amended and restated to read in its entirety as follows:

         Pursuant to a Stock Purchase Agreement dated effective February 1, 2002, which transaction was closed on February 7, 2002, ES Partners sold all of its capital stock in Strata to the Issuer in exchange for 6,559,863 shares of Common Stock, a presently exercisable warrant to purchase 437,500 shares of Common Stock at an exercise price of $.15 per share and 3,500,000 shares of Issuer's Series A 10% Cumulative Convertible Preferred Stock ("Preferred Stock"). Pursuant to the terms of the Preferred Stock, the conversion price was required to be fixed at $.19 per share, however by agreement of ES Partners and the Issuer, as of February 19, 2003, the conversion price was set at $.50 per share, thus the preferred shares are presently convertible into 7,000,000 shares of Common Stock. Since all of the outstanding shares of Preferred Stock, except one, were not redeemed by the Issuer prior to the first anniversary of the closing, on February 19, 2003 the Issuer issued ES Partners an additional immediately exercisable warrant to purchase 875,000 shares of Common Stock at an exercise price of $.15 per share.

         Pursuant to the terms of the Preferred Stock, ES Partners has the right to elect three (3) members of Issuer's board of directors. ES Partners has designated Messrs. Whitener, Spann and Michael D. Tapp to serve on the Issuer's board of directors. ES Partners, as the holder of the Preferred Stock, also has the right to elect additional directors in the event its shares are not redeemed as required by the terms of the Preferred Stock, and to approve specified major decisions made by the Issuer. On February 19, 2003 by agreement of the parties, the conversion price of the Preferred Stock was fixed at $.50 per share. All except one share of the Preferred Stock must be redeemed by the Issuer upon the occurrence of certain events as required by the terms of the Preferred Stock.

         Each of the Reporting Persons acquired shares of Common Stock as an investment.

         The Reporting Persons reserve the right to (i) dispose of all or part of their investment in the Stock at any time, (ii) acquire additional equity securities of the Issuer or its affiliates, in the open market, in private transactions or otherwise, (iii) propose a merger or other business combination with the Issuer or its affiliates, or (iv) to take any other action with respect to the Issuer. Any such purchases will depend upon the market prices for the shares of Common Stock, the number of shares which may become available for purchase at prices which each of the Reporting Persons regard as attractive and various other factors which each of the Reporting Persons may determine to be relevant.

         Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons retain their respective rights to modify their plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and restated to read in its entirety as follows:

         Pursuant to Rule 13d-3(a), at the close of business on February 19, 2003, each of ES Partners, ES Capital and ES LLC may be deemed to be the beneficial owner of 14,872,363 shares of the Common Stock, which constitutes approximately 53% of the shares of the Common Stock outstanding on February 19, 2003, according to information provided by the Issuer (the "Outstanding Shares"). Each of the Reporting Persons, either directly or indirectly, has or shares the power to vote or to direct the vote and to dispose or to direct the disposition of, such shares of Stock.

         The Reporting Persons have not purchased shares of Stock in open market transactions.

         (d)      Not applicable

         (e) Not applicable.

ITEM 5.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 7.1 Stock Purchase Agreement*
         Exhibit 7.2 Certificate of Designation, Preferences and Rights of the Series A 10% Cumulative Convertible Preferred Stock of Allis-Chalmers Corporation*
         Exhibit 7.3 Warrant*
         Exhibit 7.4 Registration Rights Agreement By and Among Allis-Chalmers Corporation and Energy Spectrum Partners, LP*
         Exhibit 7.5 Shareholders' Agreement Among Allis-Chalmers Corporation
           and the Shareholders and Warrantholder who are Signatories hereto*
         Exhibit 7.6 Warrant (incorporated by reference to the Issuer's Form 8-K dated February 19, 2003)
         Exhibit 7.8 Side Letter Agreement regarding Preferred (incorporated by reference to the Issuer's Form 8-K dated February 19, 2003)


         *  Previously filed

SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

         Pursuant to Rule 13d-1(k)(l)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them in the capacities set forth below.

DATED: February 19, 2003

                                 ENERGY SPECTRUM PARTNERS, LP

                                 By: Energy Spectrum Capital LP, General Partner
                                 By: Energy Spectrum LLC, General Partner


                                     By:  /s/ Thomas O. Whitener, Jr.
                                          --------------------------------------
                                     Its: Chief Operating Officer


                                 ENERGY SPECTRUM CAPITAL LP

                                     By: Energy Spectrum LLC, General Partner


                                         By: /s/ Thomas O. Whitener, Jr
                                             -----------------------------------
                                         Its: Chief Operating Officer


                                 ENERGY SPECTRUM LLC


                                 By:  /s/ Thomas O. Whitener, Jr
                                      -----------------------------------
                                 Its: Chief Operating Officer


                                 /s/ Sidney L. Tassin
                                 ----------------------------------------
                                 Sidney L. Tassin


                                 /s/ James W. Spann
                                 ----------------------------------------
                                 James W. Spann


                                 /s/ James P. Benson
                                 ----------------------------------------
                                 James P. Benson


                                 /s/ Leland B. White
                                 ----------------------------------------
                                 Leland B. White


                                 /s/ Thomas O. Whitener, Jr.
                                 ----------------------------------------
                                 Thomas O. Whitener, Jr.